 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Smart & Final, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

                                                      831683107

(CUSIP Number)

Daniel S. Sternberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                  April 3, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________

*                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D dated July 17, 1998, as previously amended (the “Schedule 13D” or this “Statement”), of Casino USA, Inc., a California corporation (“Casino USA”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Smart & Final, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

On April 3, 2006, the Company publicly announced that its Board of Directors had determined to review the Company's strategic alternatives. Casino, which is the parent of Casino USA and indirectly the principal shareholder of the Company, will participate in the Company’s process in cooperation with the Board of Directors. As noted in the Company’s announcement, there can be no assurance as to the timing of the Company's process or that any specific transaction will result from this process.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2006

CASINO USA, INC.
By:	/s/ Régis Taillandier
Name:	Régis Taillandier